Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206-4805

February 27, 2017

Asen Parachkevov

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Janus Investment Fund –
Registration Statement on Form N-14

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Janus Investment Fund (the “Trust”) hereby requests acceleration of the effective date of the Trust’s Registration Statement on Form N-14 (File No. 333-215392) relating to the reorganization of Henderson Emerging Markets Fund, a series of Henderson Global Funds, and Janus Emerging Markets Fund, a series of the Trust, with and into Janus Henderson Emerging Markets Fund, a series of the Trust, so that the Registration Statement shall become effective at 4:00 p.m., Eastern time, on Monday, February 27, 2017, or as soon as practical thereafter.

Sincerely,

JANUS INVESTMENT FUND

By:	/s/ Kathryn L. Santoro
Kathryn L. Santoro